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Dataram Contact:                        Investor Contact:
Mark Maddocks, Chief Financial Officer  Tim Curtiss, Wall Street Investor
                                        Relations Corp.
609-799-0071                            216/831-6532
info@dataram.com                        tcurtiss@WallStreetIR.com

        DATARAM REPORTS 36 PERCENT REVENUE INCREASE IN THIRD QUARTER

  .   Company Reports 28% Increase in Earnings over Previous Year
  .   European Sales and Marketing Center to Open in Fourth Quarter

PRINCETON, NJ, February 9, 2000 - Dataram Corporation (NASDAQ: DRAM) today reported its financial results for its fiscal third quarter ended January 31, 2000. The Company reported net earnings of $1,825,000, or $0.19 per diluted share, compared to $1,422,000, or $0.15 per diluted share, for the same period of the previous year. Revenues for the quarter were $25.7 million, an increase of 36% over the prior year's third quarter level of $18.9 million. Volume, measured in gigabytes shipped, increased 53% in the third quarter, compared to the prior year period. Net earnings for the nine month period ended January 31, 2000 were $5,438,000, or $0.56 per diluted share, an increase of 32% over the same period of the prior year of $4,130,000, or $0.44 per diluted share. Revenues were $76.3 million, up 44% compared to $52.9 million in the comparable period of the previous fiscal year.

  In thousands, except        Three Months ended        Nine Months ended
  per share amounts               January 31                January 31
  ____________________   _________________________   ________________________
                                               %                          %
                           2000      1999    B/(W)     2000      1999    B/(W)
                         _______   _______   ____    _______   _______   ____
Revenues                 $25,728   $18,922    36%    $76,278   $52,934    44%
Earnings from Operations $ 2,823   $ 2,037    39%    $ 8,436   $ 6,234    35%

Net Earnings             $ 1,825   $ 1,422    28%    $ 5,438   $ 4,130    32%

Diluted EPS              $  0.19   $  0.15    27%    $  0.56   $  0.44    27%

Shares Outstanding
(diluted)                  9,781     9,593             9,658     9,403


                                 - more -


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"This is our ninth consecutive quarter of delivering increased year-over-year bottom line results. We were pleased with the strong development of our business," said Robert Tarantino, chairman and CEO of Dataram. "Despite concerns about customer inventory levels and purchasing patterns during the Y2K changeover, our business showed real strength during this period."

Tarantino added, "The important trends driving our expansion remain the explosive rate of investment in Internet infrastructure and the needs of our customers to increase the capacity of their computing systems. Availability of broadband communications services will require carriers and users to increase server capacity. The evolution of multimedia image transmission will drive continuing investment in advanced memory solutions."

During the third quarter, the Company implemented two initiatives designed to enhance shareholder value. Dataram completed a three-for-two stock split on December 15, 1999. In late January, the company applied for and received permission to transfer its shares to NASDAQ, which became effective on February 1.

"Dataram's new sales and marketing center in Europe is on schedule to become fully operational this quarter. The European community is poised for significant growth in its Internet infrastructure," noted Tarantino. "We are excited about the opportunity to increase our market coverage and service levels in this large, dynamic region of the memory marketplace"

"An important contributor to our strong sales increase in the third quarter was growth in the OEM business segment," added Mark Maddocks, CFO.
"Negligible one year ago, this rapidly expanding segment of our business added significantly to sales growth in the quarter. As a by-product of this avenue of revenue growth, gross profit margins have declined slightly, as we anticipated." Maddocks continued, "As we enter our fiscal fourth quarter, we are encouraged by the strong demand we have observed in both our compatibles and OEM business."

                                  - more -


<PAGE >

Dataram will conduct a conference call at 11:00 AM, EST on Wednesday, February 9 to provide further insights regarding its financial results and to respond to investor questions. Interested shareholders may participate in the call by dialing 800/670-3540 approximately 10 minutes before the call is scheduled to begin and asking to be connected to the Dataram conference call. A recording of the call will be available from 1:00 PM to 9:00 PM on February 9.
Listeners may dial 800/633-8284 and use the code 14384882 for the replay. Participants may also use V-Call.

Dataram Corporation is a leading provider of gigabyte memory upgrades for workstations and network servers. The Company specializes in the manufacture of large-capacity memory boards for Compaq/Digital, Dell, Hewlett-Packard, IBM, Intel, Silicon Graphics and Sun Microsystems computers.


The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for workstations and servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov

                          - Financial Tables to follow -




<PAGE >

                         DATARAM CORPORATION AND SUBSIDIARY
                         CONSOLIDATED STATEMENTS OF EARNINGS
                       (in thousands, except per share amounts)


                              Three Months Ended          Nine Months Ended
                             1/31/2000   1/31/1999     1/31/2000     1/31/1999
                             _________   _________     _________     _________
                                  (Unaudited)                (Unaudited)

Revenues                     $  25,728   $  18,922     $  76,278     $  52,934

Costs and expenses:
     Cost of sales              19,457      13,869        56,811        37,234
     Engineering and development   372         355         1,048         1,058
     Selling, general and
        administrative           3,076       2,661         9,983         8,408
                                ______      ______        ______        ______
                                22,905      16,885        67,842        46,700

Earnings from operations         2,823       2,037         8,436         6,234

Interest income, net               123         110           348           362
                                ______      ______        ______        ______

Earnings before income taxes     2,946       2,147         8,784         6,596
Income taxes                     1,121         725         3,346         2,466
                                ______      ______        ______        ______
Net earnings                 $   1,825   $   1,422     $   5,438     $   4,130
                                ======      ======        ======        ======


Net earnings per share:
     Basic                   $    0.23   $    0.18     $    0.69     $    0.50
                                ======      ======        ======        ======
     Diluted                 $    0.19   $    0.15     $    0.56     $    0.44
                                ======      ======        ======        ======


Average number of shares
   outstanding:
     Basic                       7,983       8,108         7,867         8,256
                                ======      ======        ======        ======
     Diluted                     9,781       9,593         9,658         9,403
                                ======      ======        ======        ======


                                      -more-


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                         DATARAM CORPORATION AND SUBSIDIARY
                            CONSOLIDATED BALANCE SHEETS
                                    (in thousands)


                                         January 31, 2000     April 30, 1999
                                         ________________     ______________
                                           (Unaudited)           (Audited)
ASSETS
   Current assets:
   Cash and cash equivalents                $   12,406          $    8,093
   Trade receivables, net                       11,098              12,016
   Inventories                                   3,970               3,290
   Other current assets                          1,050                 475
                                            __________          __________
         Total current assets                   28,524              23,874

   Property and equipment, net                   3,812               3,491

   Other assets                                      9                   9
                                            __________          __________
                                            $   32,345          $   27,374
                                            ==========          ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
   Accounts payable                         $    5,748          $    4,344
   Accrued liabilities                           1,972               2,092
                                            __________          __________
         Total current liabilities               7,720               6,436

   Deferred income taxes                           919                 919

   Stockholders' equity                         23,706              20,019
                                            __________          __________
                                            $   32,345          $   27,374
                                            ==========          ==========


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